Algonquin Power & Utilities Corp. Reports Fourth Quarter and Full Year 2025 Financial Results
Reports full year 2025 net earnings1 per common share of $0.27 and adjusted net earnings per common share ("Adjusted Net EPS")2 of $0.34
Achieves operating efficiencies resulting in operations and maintenance expense being flat year-over-year
Delivers net earnings per common share growth of ~286%, Adjusted Net EPS2 growth of ~13% and a ~130 basis point increase to earned return on equity3 for the full year in comparison to 2024
Reaffirms previously disclosed 2026 Adjusted Net EPS2 estimated range of $0.35 - $0.37
OAKVILLE, Ontario - March 6, 2026 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) ("AQN", "Algonquin" or the "Company") today reported fourth quarter 2025 net earnings of $29.4 million, or $0.04 per common share, and adjusted net earnings2 of $47.2 million, or $0.06 per common share. For the full year ended December 31, 2025 net earnings were $208.0 million, or $0.27 per common share, and adjusted net earnings2 were $258.8 million, or $0.34 per common share. These results compared to a net loss of $110.2 million, or $(0.14) per common share, and adjusted net earnings2 of $42.5 million, or $0.06 per common share, for the fourth quarter of 2024, and net earnings of $54.8 million, or $0.07 per common share, and adjusted net earnings2 of $221.6 million, or $0.30 per common share, for the full year ended December 31, 2024.
The Regulated Services Group reported fourth quarter 2025 net earnings of $73.6 million and full year 2025 net earnings of $351.0 million, compared to net earnings of $60.5 million and $260.1 million, respectively, for the same periods in 2024.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
"Our strong 2025 results reflect continued progress executing our 'Back to Basics' strategy as we build a premier, pure-play utility," said Rod West, Chief Executive Officer of AQN. "During the year, we made substantial regulatory progress across our electric, gas and water utilities, began realizing the benefits of a more disciplined operating model, and strengthened our balance sheet through the retirement of approximately $1.6 billion in debt following the completion of the sale of our renewable energy business (excluding hydro). Under the leadership of a new executive team with deep U.S. regulated utility experience, we are positioning Algonquin to deliver steady, predictable value for our customers, communities and shareholders."
“Looking ahead, we are reaffirming our full year 2026 Adjusted Net EPS outlook, as originally disclosed in June 2025, and establishing a clear framework for long‑term growth through disciplined, customer-focused capital investments. Our approximately $3.2 billion regulated capital plan for 2026 through 2028 underpins our expectation for 5% to 6% compound annual growth in rate base3 as measured from year end 2025 through the end of 2028. We continue to expect no equity issuance through 2027. At the same time, we remain focused on driving continued improvements to our earned ROE through rate case filings and cost savings program execution,” Mr. West continued.
“As a result largely of the difference in the effective tax rate assumption since our investor update in June 2025, we now expect a 2027 Adjusted Net EPS outlook range of $0.38 to $0.42. We are actively assessing tax optimization strategies with potential benefits beginning next year, and our newly assembled leadership team is drawing on deep utility experience to help identify additional efficiencies to offset these impacts. We remain
1 All amounts herein are from continuing operations and are attributable to common shareholders, unless otherwise noted
2 Please refer to "Non-GAAP Measures" below
3 Please refer to "Other" below

confident in the opportunities ahead and are focused on executing with discipline and engaging constructively with regulators to drive durable earnings growth,” Mr. West concluded.
2025 AQN Financial and Operational Highlights
•Assembling a deeply experienced executive leadership team to guide the Company on its path to becoming a premium, pure-play regulated utility;
•Achieving constructive regulatory outcomes and settlements across multiple jurisdictions;
•Reducing operating expense as a percent of gross revenue to approximately 35.8% in 2025 from approximately 37.7% in 2024;
•Improving 2025 earned return on equity ("ROE") to approximately 6.8% from approximately 5.5% in 2024; and
•Strengthening the balance sheet following the sale of the renewable energy business (excluding hydro), with approximately $1.6 billion of net proceeds from such sale used to pay down debt.
Net Earnings and Adjusted Net Earnings4 by Business Unit

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions except per share information)	2025	2024	2025	2024
Net earnings by business units
Net earnings for Regulated Services Group	$73.6	$60.5	$351.0	$260.1
Net earnings for Hydro Group	2.1	2.5	31.1	12.0
Net loss for Corporate Group	(46.3)	(173.2)	(174.1)	(217.3)
Net earnings (loss)	29.4	(110.2)	208.0	54.8

Adjusted net earnings[4]	$47.2	$42.5	$258.8	$221.6

Per common share
Basic and diluted net earnings (loss)	$0.04	$(0.14)	$0.27	$0.07
Adjusted net earnings[4]	$0.06	$0.06	$0.34	$0.30
Weighted average number of common shares outstanding	768,429,981	767,465,543	768,098,435	731,721,239
The full year 2025 Adjusted Net EPS4 of $0.34 exceeded the top end of the Company’s previously provided guidance range by $0.02. This was driven by accelerated realization of operating expense savings, lower depreciation expense resulting from authorized deferrals, and tax adjustments. These benefits were partially offset by costs associated with a targeted relief initiative for customers agreed to as part of the Empire Electric Missouri settlement as well as costs associated with the discontinuation of a CalPeco solar project.
Business Segment Highlights
Regulated Services Group
Regulated Services Group Overview
•Served approximately 1,272,000 customer connections as at December 31, 2025, consisting of approximately 311,000 electric, 378,000 natural gas, and 583,000 water and wastewater connections;
•Capital expenditures totaled approximately $603.5 million during 2025, compared to approximately $757.2 million during 2024, with the decrease primarily due to investment in the Company’s integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems, that was largely complete in 2024; and
4 Please refer to "Non-GAAP Measures" below

•Achieved regulatory progress across key proceedings:
◦During the fourth quarter and shortly after year end, the Company received approval of a settlement agreement at Empire Electric Missouri and orders at St. Lawrence Gas and BELCO Electric; received a proposed decision at CalPeco Electric adopting a proposed settlement agreement; and achieved proposed settlements at New England Natural Gas System and Litchfield Park Water and Sewer System in Arizona.
◦Earlier in 2025, AQN secured approval for settlements at Midstates Gas (Missouri), Missouri Water, Arkansas Water, Granite State Electric and EnergyNorth Gas; and filed a rate case at Empire Electric Kansas.
Regulated Services Group — Fourth Quarter 2025
The Regulated Services Group reported net earnings of $73.6 million in the fourth quarter of 2025, compared to net earnings of $60.5 million in the fourth quarter of 2024, an increase of $13.1 million or approximately 22%. This growth was primarily due to the implementation of approved rates across several of the Company’s electric, gas and water utilities and lower interest expense as a result of debt repayment using proceeds from the sale of the Company’s renewable energy business (excluding hydro) and proceeds from the sale of its 42.2% ownership interest in Atlantica Sustainable Infrastructure plc ("Atlantica"). These benefits were partially offset by higher depreciation expense and other expense items.
Key drivers of fourth quarter 2025 performance as compared to fourth quarter 2024 performance include:
•Implementation of approved customer rates totaling $10.3 million at BELCO Electric, Midstates Gas, Peach State Gas, Missouri Water, New York Water, Beardsley, Cordes Lake, Bella Vista, and Rio Rico Water and Sewer Systems;
•Partially offset by higher operating expenses and depreciation of $6.1 million that were driven by $8.5 million in costs associated with a targeted relief initiative for customers agreed to as part of the Empire Electric Missouri settlement and a $7.3 million write-off related to a CalPeco solar project that was discontinued; and
•Lower interest expense of $10.6 million reflecting the repayment of debt with the proceeds from the sale of the Company’s renewable energy business (excluding hydro) and the proceeds from the sale of the Company's investment in Atlantica.
Regulated Services Group — Full Year 2025
The Regulated Services Group reported net earnings of $351.0 million in 2025, compared to net earnings of $260.1 million in 2024, an increase of $90.9 million or approximately 35%.
Key drivers of 2025 performance as compared to 2024 include:
•Implementation of approved customer rates totaling $41.6 million across several gas, water, and electric systems; favourable weather relative to 2024, which resulted in an increase in net earnings of approximately $13.9 million at the Empire Electric System; and benefits related to $11.9 million in depreciation deferrals;
•Offset by $8.5 million in costs associated with a targeted relief initiative for customers agreed to as part of the Empire Electric Missouri settlement and a $7.3 million write-off related to a CalPeco solar project that was discontinued; and
•Lower interest expense of $50.4 million reflecting the repayment of debt with the proceeds from the sale of the Company’s renewable energy business (excluding hydro) and the proceeds from the sale of the Company's investment in Atlantica.
Hydro Group – Fourth Quarter and Full Year 2025
The Hydro Group recorded net earnings of $2.1 million in the fourth quarter of 2025, compared to net earnings of $2.5 million in the fourth quarter of 2024. For the full year ended December 31, 2025, the Hydro Group recorded net earnings of $31.1 million compared to $12.0 million in 2024, an increase of $19.1 million primarily due to a tax recovery associated with the Hydro Group reorganization executed in connection with the sale of the Company's renewable energy business (excluding hydro).
Corporate Group – Fourth Quarter and Full Year 2025
The Corporate Group recorded a net loss of $46.3 million in the fourth quarter of 2025 and $174.1 million for the full year 2025, compared to a net loss of $173.2 million and $217.3 million, respectively, for the same periods in 2024. The adjusted net loss5 for the Corporate Group was $28.5 million for the fourth quarter and $123.3 million for the full year 2025, compared to an adjusted net loss5 of $20.5 million and $50.5 million, respectively, in 2024.
The Corporate Group’s net earnings were negatively impacted by the sale of the Company’s ownership stake in Atlantica and the loss of related dividends. The repayment of debt with the proceeds of the Atlantica sale contributed to interest expense reductions across the Regulated Services Group and Corporate Group segments, which partly offset the loss of Atlantica dividends.
Financial Outlook
Algonquin is providing the following financial outlook:

Current Estimates
2026 Adjusted Net EPS[5]	$0.35 - $0.37
2027 Adjusted Net EPS[5]	$0.38 - $0.42
2026 Utility Capital Expenditures	Approximately $0.8 billion
2026 - 2028 Aggregate Utility Capital Expenditures	Approximately $3.2 billion
2025 - 2028 Compound Annual Growth in Rate Base	5% - 6%
With respect to the Company’s previously disclosed Adjusted Net EPS5 outlook for 2027, the Company now expects its effective tax rate in 2027 to be in the mid-to-high twenties as compared to the previously anticipated low-to-mid twenties estimate, resulting in a decrease to anticipated 2027 Adjusted Net EPS5 of slightly more than $0.03 compared to the Company’s previous estimate. The Company also now expects the timing of gas operational excellence activities to extend into 2027, before normalizing. When combined, these factors result in an updated expected Adjusted Net EPS5 range of $0.38 - $0.42. The Company continues to evaluate various tax strategies to optimize its effective tax rate but expects the majority of the benefits from such strategies to be realized after 2027.
The Company’s financial outlook is based on, and should be read in conjunction with, the assumptions set out under "Financial Outlook” and "Caution Concerning Forward-Looking Statements and Forward-Looking Information" in the Annual MD&A (as defined herein). Please also refer to "Caution Regarding Forward-Looking Information" and "Non-GAAP Measures" below.
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, March 6, 2026, hosted by Chief Executive Officer, Rod West, and Chief Financial Officer, Rob Stefani.

Date:	Friday, March 6, 2026
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (647) 932-3411
	Conference ID:	3922090
Webcast:	https://edge.media-server.com/mmc/p/8bvdvvub
Presentation also available at: www.algonquinpower.com
5 Please refer to "Non-GAAP Measures" below

Financial Statements
AQN will file its annual consolidated financial statements, annual management discussion & analysis (the "Annual MD&A"), and annual information form, each for the year ended December 31, 2025, with the applicable Canadian securities regulatory authorities. Copies of these documents and other supplemental information on AQN is made available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings). A hard copy of AQN's annual consolidated financial statements for the year ended December 31, 2025 can be obtained free of charge upon request to InvestorRelations@APUCorp.com. AQN will also file its Form 40-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", "believes", "estimates", "targets", "forecast", "outlook", "guidance", "projected" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: value creation and the ability to become a premium pure-play regulated utility; the Company's future plans and the expected outcomes thereof; future equity issuances; future operational efficiencies; the Company’s forward-looking outlook, including expectations regarding Adjusted Net EPS, effective tax rates, capital expenditures and annual growth of rate base; and expectations regarding rate cases, including the expected outcomes thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein (including the financial outlook herein) are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2025, each of which is or will be available on SEDAR+ and EDGAR.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term "adjusted net earnings" is used in this news release and is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Annual MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, adjusted net earnings is presented in this news release on a per common share basis. "Adjusted net earnings per common share" (or "Adjusted Net EPS") is a non-GAAP ratio and is calculated by dividing adjusted net earnings by the weighted average number of common shares outstanding during the applicable period.
The Company does not provide reconciliations for forward-looking non-GAAP financial measures as the Company is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions except per share information)	2025	2024	2025	2024
Net earnings (loss) attributable to common shareholders	$18.4	$(189.1)	$170.3	$(1,391.0)
Add (deduct):
Loss from discontinued operations, net of tax	11.0	78.9	37.7	1,445.8
Gain (loss) on derivative financial instruments	0.3	(0.4)	(1.5)	(0.8)
Restructuring costs[6]	16.7	7.1	38.7	27.0
Loss (Gain) on foreign exchange	2.8	(0.3)	18.4	3.5
Change in value of investments carried at fair value[7]	(0.1)	2.0	(0.2)	(21.7)
Adjustment for taxes related to above	(1.9)	144.3	(4.6)	158.8
Adjusted Net Earnings	$47.2	$42.5	$258.8	$221.6
Adjusted Net Earnings per common share	$0.06	$0.06	$0.34	$0.30

6	See Note 17 in the audited consolidated financial statements.
7	See Note 7 in the audited consolidated financial statements.
Other
The terms "earned return on equity" (or "earned ROE") and "rate base" are used in this news release. Earned ROE and rate base are measures specific to rate-regulated utilities that are not intended to represent any financial measure as defined by U.S. GAAP. Earned ROE represents earnings at the Company's rate-regulated utilities as a percentage of the product of their average rate base for the period and the equity component of their authorized capital structure. Rate base is a measure used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of these measures as presented may not be comparable to similarly-titled measures used by other companies.
Algonquin Power & Utilities Corp. - Consolidated Earnings Digest

	Three months ended December 31		Year ended December 31
(all dollar amounts in $ millions except per share information)	2025	2024	2025	2024
Revenue	$630.7	$584.8	$2,433.6	$2,319.5
Net earnings (loss) attributable to common shareholders	29.4	(110.2)	208.0	54.8
Adjusted Net Earnings[8]	47.2	42.5	258.8	221.6
Weighted average number of common shares outstanding	768,429,981	767,465,543	768,098,435	731,721,239
Per common share
Basic and diluted net earnings from continuing operations	$0.04	$(0.14)	$0.27	$0.07
Adjusted Net Earnings[8]	$0.06	$0.06	$0.34	$0.30

8	Please refer to "Non-GAAP Measures" above
Rate Base

Facility	2025A Rate Base ($M)	Latest Authorized ROE
Empire Electric	$3,388	9.3%
California Electric and Water	947	9.9%
New York Water	602	9.1%
EnergyNorth Gas	522	9.3%
BELCO Electric	525	8.6%
New England Gas	322	9.6%
Granite State Electric	227	9.1%
All Other	1,709	9.1%
Total	$8,242	9.3%
Commodity	2025A Rate Base ($M)	Latest Authorized ROE
Electric	$4,825	9.3%
Water	1,708	8.8%
Gas	1,709	9.6%
Total Utility Rate Base	$8,242	9.3%
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500